Filed by: Travelers Property Casualty Corp. pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp. Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following slides were used in connection with an investor conference presentation and webcast on December 4, 2003:

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Presentation At Bank One Capital Markets Insurance Company Investor Conference 2003 By Jay S. Benet Chief Financial Officer Travelers Property Casualty Corp. December 4, 2003

Forward Looking Statements This presentation contains certain forward-looking information about Travelers Property Casualty Corp. ("Travelers"), The St. Paul Companies, Inc. ("The St. Paul") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the "SEC") made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers' and The St. Paul's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers' and The St. Paul's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Strategy and Third Quarter Accomplishments Record operating income of $442.7 million, despite hurricane losses Industry consolidator Strong balance sheet Focus on profitable growth Top tier returns Consistent operating income ROE of 17.3% Commercial Lines net written premiums ex Northland & Associates up 15% Personal Lines net written premiums up 11% Prepaid all short-term debt and initiated share buyback Renewal rights transactions with Royal & SunAlliance and Atlantic Mutual

($ in millions, except EPS) Strong Financial Performance Note: See page 1 of the Financial Supplement for the quarter ended September 30, 2003 (at Travelers.com/investors) for the definition of operating income and page 2 for the reconciliation of operating income to net income. (1) Diluted basis. (2) Based on operating income and excluding FAS 115.

Top Tier ROEs Note: Based on operating income and excluding FAS 115. (1) Includes after-tax charge of $1.3 billion related to the strengthening of asbestos reserves. 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Underwriting Gain / Loss 0.131 0.147 0.143 -0.05 0.142 0.174 0.173 (1)

($ in millions, after tax) Analysis of Third Quarter Operating Income Note: See page 1 of the Financial Supplement for the quarter ended September 30, 2003 (at Travelers.com/investors) for the definition of operating income and page 2 for the reconciliation of operating income to net income.

1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Underwriting Gain / Loss 6.1 -0.4 36.1 6.4 45 93.8 103.8 74 151 180.2 191 Underwriting Gain Before CATS and PY Development Year to Date Underwriting Gain More Than Doubled ($ in millions, after tax) Excellent Underwriting Performance $243 $522 Note: See page 4 of the Financial Supplement for reconciliations.

1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Op. Earn 0.994 1.003 0.976 0.997 0.701 0.698 0.685 0.672 0.662 0.65 0.649 0.273 0.253 0.261 0.288 0.26 0.26 0.263 GAAP Combined Ratio Before CATS and PY Development Combined Ratio Remains At Attractive Level Note: See page 4 of the Financial Supplement for reconciliations. 97.4% 95.1% 94.6% 96.0% 92.2% 91.0% 91.2% Loss Ratio Expense Ratio

1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 2504 2770 2827 2908 3007 3102 3218 221 326 231 158 160 167 158 Consolidated Net Written Premiums ($ in millions) Executing Profitable Growth Strategy 3Q Year Over Year Increase of 14% Ex Northland and Associates Excluding Northland and Associates Northland and Associates $2,725 $3,096 $3,058 $3,066 $3,167 $3,269 $3,376 Up 14%

($ in millions) Commercial Lines Net Written Premiums

(1) Includes new and renewal business. (2) Excludes Northland and Associates acquired in fourth quarter of 2001. (3) The current quarter statistics are subject to change due to further development. (4) Retention represents the estimated percentage of premium available for renewal which renewed in the current period. (5) Renewal price change represents the estimated average change in premium on policies that renew, including rate and exposure changes, vs. the average premium on those same policies for their prior term. ($ in millions) Positive Business Dynamics - Commercial Lines

($ in millions) Personal Lines Net Written Premiums

Positive Business Dynamics - Personal Lines (1) Represents standard voluntary automobile business, which represents approximately 93% and 95% of total auto policies in force at September 30, 2002 and 2003, respectively. (2) Retention represents the estimated percentage of policies from the prior year period renewed in the current period. (3) The current quarter statistics are subject to change due to further development. (4) Renewal price change represents the estimated average change in premium on policies that renew, including rate and exposure changes, vs. the average premium on those same policies for their prior term. (in thousands)

1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Fixed 320 311 318 319 323 312 307 Other 41 35 14 44 21 33 40 After Tax Yield 4.6% 4.4% 4.1% 4.4% 4.0% 3.9% 3.9% $361 $346 $332 Fixed Income Equities, NR Preferreds and Alternative Investments $363 ($ in millions, after tax) Net Investment Income Steady Despite Lower Yields $344 $345 $347

1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Op. Earn 29.616 29.465 29.614 30.697 31.583 31.792 32.449 33.272 33.9 34.7 35.5 ($ in billions) Average Invested Assets Continue To Climb Note: All amounts adjusted for securities lending activities, the impact of SFAS 115, receivables for investment sales, payables on investment purchases and for 1Q03 and 2Q03, the $900 million of cash used to repay Trust Preferred Securities on April 9, 2002. Duration 5.4 5.5 5.3 5.0 4.3 4.2 4.3

($ in millions) High Quality Balance Sheet Gets Even Stronger (1) Excludes FAS 115. (2) Includes trust preferred securities for December 31, 2002. 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Underwriting Gain / Loss 9.6 9.9 10.2 9.4 9.7 10.1 10.4 Common Equity (1) 1Q 01 2Q 01 3Q 01 4Q 01 1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 Underwriting Gain / Loss 7.6929 7.6452 7.3868 7.2866 7.8411 8.1221 8.2 Statutory Surplus

A Recent Development...

The St. Paul Travelers Companies Summary of Merger Terms Exchange Ratio 0.4334 St. Paul shares per Travelers share (Class A and B) Structure Tax-free merger Dividend Policy Ongoing dividend at the annual rate of $0.88 per share; Special cash dividend to SPC shareholders prior to closing to receive existing indicated annual $1.16 per share dividend in 2004 New Corporate Name The St. Paul Travelers Companies Global Headquarters Saint Paul, Minnesota Expected Closing Second quarter 2004 Approvals Required Normal regulatory and shareholder approvals for both companies Management Robert Lipp, Chairman Jay Fishman, CEO (Chairman, 1/1/06) Board Composition 12 Travelers Directors 11 St. Paul Directors

The St. Paul Travelers Companies Total Net Premiums Written ($ in billions) Source: Management estimates.

The St. Paul Travelers Companies Commercial Lines Geographic Penetration St. Paul Travelers Combined Leader 22 Top 2 positions 35 Top 3 positions 43 Top 5 positions 49 < Top 5 positions 2 Position # of States (1) Geographic Diversification P A States (1) 1 st 22 2 nd 13 3 rd 8 4 th - 5 th 6 >5 th 2 Source: A.M. Best. Based on 2002 direct premiums written. The following A.M. Best lines of business are included in the definition of "Commercial Lines" as shown in the chart: Fire, Allied Lines, Ocean Marine, Inland Marine, Earthquake, Workers' Compensation, Other Liability, Products Liability, Burglary & Theft, Boiler & Machinery, Commercial Multi-Peril (Liability & Non-Liability), Commercial Auto Liability, Commercial Auto, Physical Damage, and Commercial Auto No-Fault. (1) Includes District of Columbia.

The St. Paul Travelers Companies Market Share Source: A.M. Best. Based on 2002 direct premium written, excluding other accident & health.

The St. Paul Travelers Companies Second Largest U.S. Insurer by Shareholders' Equity Source: Company filings. Note: Statistics as of September 30, 2003. (1) Includes estimated pro forma purchase accounting adjustments. ($ in billions)

The St. Paul Travelers Companies Summary Financial Information Source: Company filings. (1) Includes estimated pro forma purchase accounting adjustments. ($ in billions)

The St. Paul Travelers Companies Investment Portfolio
Invested Assets
Private Equities Real Estate Arbitrage Funds Mortgage 2% Venture Capital Loans and Other 1% 7% Short-Term 8%
Fixed Maturity 82%
Total: $60.8 Billion Duration: 4.1 Years
Fixed Maturity Portfolio
Baa A 10% 12% Other 6%
Aa 18%
Aaa 54%
Total: $49.5 Billion Average Rating: Aa2/AA
Note: Statistics as of September 30, 2003.
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The St. Paul Travelers Companies Strong Capital Base
($ in billions)
Leverage St. Paul Travelers Pro Forma (1)
Conventional Debt (2) $2.2 $2.7 $5.0 Total Debt 3.6 2.7 6.4 Total Capital 9.8 14.2 26.4 Conventional Debt (2) / Capital 22.7% 18.9% 19.0%
Senior Debt Ratings (as of November 17, 2003)
Moody’s A3 A2(4) S&P BBB+(3) A-(4)
Source: Company filings. (1) Includes estimated pro forma purchase accounting adjustments. (2) Excludes mandatory convertibles and hybrid securities. (3) Under review – positive. (4) Under review – negative.
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The St. Paul Travelers Companies Highly Compatible Cultures
- Both companies pursuing similar business strategies -an emphasis on independent agents and brokers
- Focus on underwriting, claims and actuarial disciplines
- Expense control — spend it like it’s your own
- Commitment to performance measurement and accountability at every level
- Profitability is more important than market share
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The St. Paul Travelers Companies Setting the Property/Casualty Market Standard
- The “Go-To” National Market Company
- Financial Strength
- Compatible Cultures and Track Record of Successful Transactions
- Paramount Objective Driving Value Creation for Shareholders
Setting the Property/ Casualty Market Standard
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Disclosure
- For further information please see Travelers’ reports filed with the SEC pursuant to the Securities Exchange Act of 1934 which are available at the SEC’s website (www.sec.gov)
- Copies of this presentation are publicly available on Travelers’ website (www.travelers.com/investor/)
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